Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX
April 1, 2025

IPERIONX RECEIVES U.S. EXIM BANK BOARD APPROVAL FOR A $11M LOAN TO PRODUCE “ALL-AMERICAN” TITANIUM PRODUCTS

IperionX Limited (NASDAQ: IPX, ASX: IPX) (IperionX) is pleased to announce that the Board of Directors of the Export-Import Bank of the United States (EXIM Bank) has approved an equipment finance loan of US$11.0 million (EXIM Loan). This loan will support the significant expansion of IperionX's advanced titanium manufacturing capabilities, subject to the completion and execution of definitive documentation.

The EXIM Loan will finance the acquisition of state-of-the-art manufacturing equipment, including advanced additive manufacturing systems and precision machining tools. These manufacturing assets will enhance the IperionX's capabilities to produce a broad array of high-performance titanium components, leveraging proprietary and patented technologies at its Advanced Manufacturing Center in Virginia.

This financing initiative is directly aligned with EXIM Bank's strategic objectives, notably the "Make More in America Initiative" and the "China and Transformational Exports Program," which aim to strengthen U.S. manufacturing capabilities, mitigate foreign supply chain vulnerabilities, and bolster economic resilience and national security.

The EXIM Loan provides IperionX with a low-cost, non-dilutive funding pathway to further scale its advanced materials and additive manufacturing capabilities, and underpin a fully integrated, end-to-end titanium supply chain within the United States. Titanium is prized for its superior strength-to-weight ratio, exceptional corrosion resistance, and outstanding performance under extreme conditions, making it critical for advanced industries such as aerospace, defense, automotive, and healthcare. Currently, the U.S. is overwhelmingly reliant on foreign sources for primary titanium (sponge) and titanium minerals, creating significant economic and national security vulnerabilities.

Through its Advanced Manufacturing Center, IperionX is utilizing its patented technologies to produce high-value titanium products in Virginia, creating highly-skilled American manufacturing jobs and addressing critical supply chain gaps. The EXIM Loan directly supports IperionX’s mission to re-shore a low-cost, uninterruptable "All-American" titanium supply chain, essential for both national security and sustained economic growth.

The proposed EXIM Loan remains subject to the agreement and execution of binding documentation. Terms and conditions of the EXIM Loan will be released upon the future execution of definitive documentation.

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1092 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

About IperionX

IperionX is a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, automotive and additive manufacturing.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.